EXHIBIT 99.14

Notice to ASX and LSE

Notice of dividend currency exchange rates – 2018 interim dividend

14 September 2018

On 1 August 2018, Rio Tinto announced an interim dividend of 127.00 US cents per share for the half year ending 30 June 2018, with Rio Tinto Limited shareholders to be paid 170.84 Australian cents per ordinary share and Rio Tinto plc shareholders to be paid 96.82 pence per ordinary share.

As referred to in that announcement, the currency exchange rates which apply for Rio Tinto Limited shareholders who elect to receive the interim dividend in pounds sterling and Rio Tinto plc shareholders who elect to receive the interim dividend in Australian dollars are the currency exchange rates applicable on 13 September 2018, being five business days prior to the dividend payment date.

American Depositary Receipt (ADR) holders receive dividends in US dollars based on the pounds sterling currency exchange rate applicable on 13 September 2018.

The table below confirms the rates applicable for the 2018 interim dividend for shareholders who have made a currency election:

Declared dividend (127.00 US cents)	Exchange rate	Dividend per share following currency election/Dividend per ADR
170.84 Australian cents	0.54880	93.76 British pence
96.82 British pence	1.82215	176.42 Australian cents
96.82 British pence	1.30950	126.79 US cents (ADR Holders)

The interim dividend will be paid to shareholders of Rio Tinto Limited and Rio Tinto plc and to ADR holders on 20 September 2018.

LEI: 213800YOEO5OQ72G2R82

Classification: 3.1 Additional regulated information required to be disclosed under the laws of a Member State

Contacts

Steve Allen Group Company Secretary	Tim Paine Joint Company Secretary
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2058 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404